SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 9, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X                    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes ___                  No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes ___                  No  X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes ___                  No  X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated February 9, 2005, announcing that DaimlerChrysler signed a multi-million euro contract for DELMIA digital manufacturing Technology, reinforcing the strategic partnership between DaimlerChrysler and Delmia Corp.

DaimlerChrysler Signs Multi-Million Euro Contract for
DELMIA Digital Manufacturing Technology

Agreement is critical to automaker’s objective to cut costs
and continue to deliver top-of-the-line, quality products to consumers

Auburn Hills Mich., USA — February 9, 2005 — Delmia Corp., a Dassault Systèmes company (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA), today announced a multi-million Euro sale of the DELMIA Digital Factory (DF) solution to DaimlerChrysler Corp. DaimlerChrysler will use DELMIA in Mercedes Car Group’s DF project. This agreement reinforces the strategic partnership between DaimlerChrysler and Delmia Corp.

The DF project is one of the largest IT projects within DaimlerChrysler. The DELMIA DF solution includes planning and optimization processes for digital product and process validation, assembly, body manufacturing, and chassis and assembly production as well as logistics for DaimlerChrysler vehicle projects.

The solution supports system-supplier cooperation and enables the company to distribute work among several locations, while improving quality, reducing costs and shortening production time. Particularly for the early stages of planning, implementation of DELMIA DF represents a major step toward Mercedes Car Group’s goal of delivering quality products while effectively managing increasing competition and cost pressure.

“The cooperation with our partner, Delmia Corp., started well before the agreement was signed and has laid the foundation for the success of this strategic project,” said Günter Walz, head of production planning at Mercedes Car Group.

“With this agreement, which confirms the confidence and great expectations of both partners concerning long-term cooperation, the partnership between DaimlerChrysler and Delmia Corp. has reached a decisive stage,” said Philippe Charlès, CEO, Delmia Corp. “This development is based on the successful performance of the project, which indicates that companies can realize great savings through digital validation of manufacturing processes. Following considerable investment by DaimlerChrysler in DELMIA solutions in recent years, the general agreement governs the modalities for the use of DELMIA software in the imminent broad-based rollout.”

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About DaimlerChrysler
DaimlerChrysler Corporation (stock-market identification code DCX) is one of the leading global automotive companies. His unique product range goes from small cars to sports cars and luxury sedans; and from versatile vans to classic heavy duty trucks or comfortable coaches. The passenger car portfolio includes Maybach, Mercedes-Benz, Chrysler Jeep®, Dodge and Smart. Commercial vehicle brands include Mercedes-Benz, Mitsubishi Fuso, Freightliner, Sterling, Western Star and Setra. Furthermore the company offers financial and other automotive services through DaimlerChrysler Services. With 362,100 employees in 17 countries, DaimlerChrysler achieved in 2003 revenues of EUR 136.4 billion. Please find further information at www.daimlerchrysler.com.

About Delmia Corp.
Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about Delmia Corp. is available at http://www.delmia.com.

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Delmia Corp. Press Contact - US: Nancy Lesinski French & Rogers (for Delmia Corp.) +1 248 641 0044 n.lesinski@french-rogers.com	Dassault Systemes Press Contacts: Anthony Marechal + 33 1 55 49 84 21 anthony_marechal@ds-fr.com	Dassault Systemes Investor Contact: Harriet Keen Financial Dynamics +44 207 831 3113
Delmia Corp. Press Contact - Germany: Martina Wagner +49 (0)711-27300-231/-234 martina_wagner@delmia.com	Derek Lane (Americas) +1 818 673 2243 derek_lane@ds-us.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2005

DASSAULT SYSTEMES S.A. By:/s/ Thibault de Tersant —————————————— Name: Thibault de Tersant Title: Executive Vice President, Finance and Administration